AMENDMENT NO. 1
TO SCHEDULE A
to the
INVESTMENT SUB-ADVISORY AGREEMENT
Dated June 22, 2021
among
Empowered Funds, LLC, Sparkline Capital LP, and EA Series Trust
The Adviser will pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee, computed daily at an annual rate based on the daily net assets of the respective Fund in accordance with the following fee schedule:

Sub-Advisory Fee Schedule
Sparkline Intangible Value ETF (ITAN)	25 basis points

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 by their respective duly authorized officers as of September 6, 2024.

EMPOWERED FUNDS, LLC		EA SERIES TRUST

By:	/s/ Sean Hegarty	By:	/s/ Patrick Cleary
Name:	Sean Hegarty	Name:	Patrick Cleary
Title:	Chief Operating Officer	Title:	President and Chief Executive Officer

SPARKLINE CAPITAL LP

By:	/s/ Kai Wu
Name:	Kai Wu
Title:	Chief Investment Officer

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